Exhibit 2.1

AMENDMENT NO. 1 TO

BUSINESS COMBINATION AGREEMENT

This Amendment No. 1 (this “Amendment”), dated as of January 24, 2024 (the “Effective Date”), is made by and between ESGEN Acquisition Corporation, a Cayman Islands exempted company incorporated with limited liability (“SPAC”), and Sunergy Renewables, LLC, a Nevada limited liability company (the “Company”), to that certain Business Combination Agreement, dated as of April 19, 2023 (as amended, the “BCA”), by and among SPAC, the Company and the other parties thereto. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the BCA.

WHEREAS, the parties hereto desire to amend the BCA as set forth herein; and

WHEREAS, Section 9.04 of the BCA provides that, prior to the Closing, the BCA may be amended by a written instrument executed by the Company and SPAC.

NOW, THEREFORE, for good and valuable consideration, the undersigned each agree as follows:

1.    Amendments.

(a)    Effective as of the Effective Date, the fifth recital in the BCA is hereby amended and restated in its entirety as follows and a new Exhibit J is hereby added to the BCA in the form of Exhibit A attached hereto:

“WHEREAS, (a) SPAC, certain of its directors, Sponsor and certain other persons party thereto are parties to that certain Letter Agreement, dated October 22, 2021, providing that, among other things, such parties will vote their SPAC Class B Shares in favor of this Agreement and the Transactions, and (b) such parties (i) concurrently with the execution and delivery of this Agreement, amended such letter agreement pursuant to Amendment No. 1 to the Letter Agreement, in the form attached hereto as Exhibit B, and (ii) as of January 24, 2024, further amended such letter agreement (as amended, the “Sponsor Agreement”) pursuant to Amendment No. 2 to the Letter Agreement, in the form attached hereto as Exhibit J;”

(b)    Effective as of the Effective Date, the sixth recital in the BCA is hereby amended and restated in its entirety as follows and Exhibit C of the BCA is hereby replaced by Exhibit B attached hereto:

“WHEREAS, (a) concurrently with the execution and delivery of this Agreement, SPAC entered into a subscription agreement with Sponsor, which was subsequently amended and restated on January 24, 2024 in the form attached hereto as Exhibit C (as amended and restated, the “Initial Subscription Agreement”), and (b) following the execution of this Agreement and prior to the Closing, the Company and SPAC will use their reasonable best efforts to identify other investors (collectively with Sponsor, the “Investors”) to each enter into equity financing agreements (which may include forward purchase agreements or equity lines of credit), in form and substance reasonably acceptable to SPAC and the Company (each, an “Additional Financing Agreement” and together with the Initial Subscription Agreement, the “Financing Agreements”) (the equity financing under all Financing Agreements, collectively, hereinafter referred to as the “Private Placements”), on the terms and subject to the conditions set forth in the applicable Financing Agreement;”

(c)    Effective as of the Effective Date, the definition of “Available Financing Proceeds” in the BCA is hereby amended and restated in its entirety as follows:

““Available Financing Proceeds” shall equal, as of the Closing, the unrestricted net cash proceeds to SPAC or OpCo resulting from the Financing Agreements (which may include forward purchase agreements or equity lines of credit to the extent the same would provide unrestricted cash proceeds to SPAC or OpCo at or prior to the Closing).”

(d)    Effective as of the Effective Date, the definition of “Company Equity Incentive Plan” in the BCA is hereby amended and restated in its entirety as follows:

““Company Equity Incentive Plan” means that certain management incentive compensation plan contemplated by the Company to be put in place during the Interim Period (and take effect as of Closing) substantially in accordance with the term sheet therefor provided to SPAC as of January 24, 2024.”

(e)    Effective as of the Effective Date, the definition of “OpCo Holder Redemption Right” in the BCA is hereby amended and restated in its entirety as follows:

““OpCo Holder Redemption Right” means, following the Closing, the right of a holder of (i) a certain class of OpCo Units to cause OpCo to exchange one or more of such OpCo Units for shares of SPAC Class A Common Stock on a one-for-one basis (subject to adjustment in certain cases), together with the surrender and cancellation of the related shares of SPAC Class V Common Stock, or (ii) OpCo Preferred Units to cause OpCo to (A) convert all of such OpCo Preferred Units for a certain class of OpCo Units at the conversion ratio set forth in the OpCo A&R LLC Agreement and (B) immediately exchange all such newly issued OpCo Units for shares of SPAC Class A Common Stock on a one-for-one basis, together with the surrender and cancellation of the related shares of SPAC Class V Common Stock, in each case of clauses (i) and (ii), as set forth in the OpCo A&R LLC Agreement and the SPAC Certificate of Incorporation.”

(f)    Effective as of the Effective Date, Section 1.01 of the BCA is hereby amended to add the following defined term:

““OpCo Preferred Units” means the Class A Convertible Preferred Units of OpCo, on and after the Closing (after giving effect to the OpCo A&R LLC Agreement).”

(g)    Effective as of the Effective Date, the definition of “Seller OpCo Units” in the BCA is hereby amended and restated in its entirety as follows:

““Seller OpCo Units” means a number of OpCo Units with a value (valuing each OpCo Unit for such purposes as having a value equal to $10.00) equal to (i) $337,300,000, plus (ii) the amount (if any) of any financing contemplated by the Financing Agreements that is equity financing for equity of the Company or convertible or exchangeable into or has the right to acquire equity of the Company and is converted to equity of the Company as part of the Company Exchanges, in each case, that is not Company Recapitalization Debt, minus (iii) any Company Recapitalization Debt.”

(h)    Effective as of the Effective Date, the definition of “SPAC Class B Holder Covered Expenses” in the BCA is hereby deleted.

(i)    Effective as of the Effective Date, the definition of “Sunergy Transaction Expenses” in the BCA is hereby amended and restated in its entirety as follows:

““Sunergy Transaction Expenses” means (i) all reasonable and documented third-party, out-of-pocket fees and expenses incurred in connection with, or otherwise related to, the Transactions, the negotiation and preparation of this Agreement and the other documents contemplated hereby and the performance and compliance with all agreements and conditions contained herein to be performed or complied with at or before the Closing, including the fees, expenses and disbursements of counsel and accountants, due diligence expenses, advisory and consulting fees and expenses, and other third-party fees (including all expenses related to public readiness and preparing PCAOB financial statements), in each case, of the Company and the Company Subsidiaries and including any transaction, retention, change in control or similar bonuses, severance payments or other employee-related payments payable by the Company or the Company Subsidiaries as of or after the Closing Date (including the employer portion of any withholding, payroll, employment or similar Taxes, if any, associated therewith) as a result of, or in connection with, the consummation of the Transactions (each, a “Change of Control Payment”), and (ii) any other fees, expenses, commissions or other amounts that are allocated to the Company and the Company Subsidiaries pursuant to this Agreement, including (if obtained) the costs of the Company D&O Policy for the initial term thereof. Notwithstanding the foregoing or anything to the contrary herein, Sunergy Transaction Expenses shall not include any SPAC Transaction Expenses.”

(j)    Effective as of the Effective Date, Section 2.01(b) of the BCA is hereby amended and restated in its entirety as follows:

“(b)    Recapitalization and Forfeiture. On October 23, 2023, prior to effecting any redemptions in connection with the extension of SPAC’s deadline to consummate its initial Business Combination, SPAC caused each SPAC Class B Share that was held by Sponsor as of such date to be converted into one SPAC Class A Share (the “Sponsor SPAC Share Conversion”). At least one day prior to the Closing Date immediately following the transactions effected pursuant to SECTION 2.01(a), SPAC shall cause each SPAC Class B Share that is issued and outstanding as of such date to be converted into one SPAC Class A Share (the “Other Class B Holder SPAC Share Conversion” and, together with the Sponsor SPAC Share Conversion, the “SPAC Share Conversion”); provided, that (i) prior to the Other Class B Holder SPAC Share Conversion, a number of SPAC Class A Shares that were issued to Sponsor in the Sponsor SPAC Share Conversion equal to 2,361,641 SPAC Class A Shares shall automatically, and without further action on the part of the Sponsor, be surrendered, forfeited and cancelled, for no consideration and as a contribution to the capital of SPAC, pursuant to and in accordance with the terms of the Sponsor Agreement, and (ii) the number of SPAC Class A Shares otherwise deliverable to the holders of SPAC Class B Shares pursuant to the Other Class B Holder SPAC Share Conversion shall be reduced (pro rata between the holders of SPAC Class B Shares) by an amount equal to 538,359 SPAC Class A Shares pursuant to and in accordance with the terms of the Sponsor Agreement. On the Closing Date prior to the Domestication, SPAC, Sponsor and the other parties to the Sponsor Agreement shall consummate the surrender and forfeiture to, and subsequent cancellation thereof by, SPAC, for no consideration and as a contribution to the capital of SPAC, of all of the SPAC Private Warrants, pursuant to and in accordance with the terms of the Sponsor Agreement, and no SPAC Private Warrants shall be outstanding or deemed to be outstanding for purposes of SECTION 2.01(c).”

(k)    Effective as of the Effective Date, Section 2.01(d) of the BCA is hereby amended and restated in its entirety as follows:

“(d)    Private Placements. On the Closing Date, prior to the Closing and immediately following the transactions effected pursuant to SECTION 2.01(c), SPAC and OpCo, as applicable, shall cause the Private Placements to be consummated pursuant to and in accordance with the terms of the applicable Financing Agreements.”

(l)    Effective as of the Effective Date, a new Section 2.04 is hereby added to the BCA as follows:

“SECTION 2.04    Post-Closing Forfeiture.

(a)    Following the Closing, upon the occurrence of a Triggering Event, (i) 500,000 shares of SPAC Class A Common Stock (which shall be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction with respect to the SPAC Class A Common Stock occurring after the Closing and prior to the Triggering Event) (the “Post-Closing Forfeiture Shares”) held by Sponsor and the other parties to the Sponsor Agreement (other than SPAC) originally issued in connection with the Sponsor SPAC Share Conversion and the Other Class B Holder Share Conversion shall automatically, and without further action on the part of Sponsor or the other parties to the Sponsor Agreement, be surrendered, forfeited and cancelled (pro rata among Sponsor and the other parties to the Sponsor Agreement (other than SPAC)), for no consideration and as a contribution to the capital of SPAC, pursuant to and in accordance with the terms of the Sponsor Agreement, (ii) SPAC shall issue a number of shares of SPAC Class A Common Stock equal to the number of Post-Closing Forfeiture Shares to the Company, and (iii) the Company shall transfer such shares to Sun Managers, LLC. If a Triggering Event does not occur within the Forfeiture Period, then Sponsor and the other parties to the Sponsor Agreement (other than SPAC) shall retain the Post-Closing Forfeiture Shares (and such shares shall no longer be subject to forfeiture hereunder) and Sun Managers, LLC shall have no further right to receive any shares of SPAC Class A Common Stock under this SECTION 2.04.

(b)    For purposes of this SECTION 2.04, a “Triggering Event” shall mean the date on which all of the OpCo Preferred Units are redeemed or converted, in each case, in accordance with the OpCo A&R LLC Agreement, within the Forfeiture Period; and the “Forfeiture Period” shall mean the period beginning on the Closing Date and ending on the two-year anniversary of the Closing Date.”

(m)    Effective as of the Effective Date, Section 5.10(a) is hereby amended by adding the following sentence after the first sentence therein:

“As of January 16, 2024, the SPAC Board, by resolutions duly adopted by unanimous vote at a meeting duly called and held, which resolutions have not been subsequently rescinded or modified in any way, has duly (i) determined that this Agreement (as amended by Amendment No. 1 to this Agreement) and the transactions contemplated by this Agreement (as amended by Amendment No. 1 to this Agreement) are in the best interests of SPAC, (ii) approved this Agreement (as amended by Amendment No. 1 to this Agreement) and the Transactions and the performance by SPAC of its obligations under this Agreement (as amended by Amendment No. 1 to this Agreement) and the Ancillary Agreements, and (iii) recommended that the shareholders of SPAC approve and adopt this Agreement (as amended by Amendment No. 1 to this Agreement) and the Transactions and directed that this Agreement (as amended by Amendment No. 1 to this Agreement) and the Transactions be submitted for consideration by the shareholders of SPAC at the SPAC Shareholders’ Meeting.”

(n)    Effective as of the Effective Date, the first sentence of Section 5.18 of the BCA is hereby amended and restated in its entirety as follows:

“As of January 24, 2024, SPAC and OpCo have delivered to the Company a true, correct and complete copy of the fully executed Initial Subscription Agreement pursuant to which Sponsor has committed, subject to the terms and conditions therein, to purchase an aggregate of up to 1,500,000 OpCo Preferred Units for an aggregate amount of cash of up to fifteen million dollars ($15,000,000), with an initial purchase of 1,000,000 OpCo Preferred Units for an aggregate amount of cash equal to ten million dollars ($10,000,000) immediately prior to the Closing and an additional five million dollars ($5,000,000) committed and callable by OpCo at any time within six (6) months of Closing.”

(o)    Effective as of the Effective Date, Section 6.02(f) of the BCA is hereby amended and restated in its entirety as follows:

“(f)     incur any Indebtedness for borrowed money or issue any debt securities (or warrants or other rights to acquire any debt securities) or assume, guarantee or otherwise become responsible for, such obligations of any person or persons, except for Indebtedness for borrowed money to be paid off in full at or prior to the Closing in an amount that does not exceed $2,750,000 in the aggregate (with $750,000 of such amount solely to be used for the payment of expenses related to the satisfaction of Nasdaq listing requirements);”

(p)    Effective as of the Effective Date, Section 7.07(c) of the BCA is hereby amended and restated in its entirety as follows:

“(c)    During the Interim Period, SPAC shall use reasonable best efforts to obtain (with the Company having prior written consent before such policy is obtained and bound) a separate directors’ and officers’ liability insurance policy (“D&O Insurance”) that covers (and if obtained shall maintain such D&O Insurance in effect for no less than six (6) years following Closing without any lapse in coverage and continue to honor SPAC’s obligations thereunder) those persons who were managers and officers of the Company and the Company Subsidiaries prior to the Closing, on the terms of a typical directors’ and officers’ liability insurance policy for a company whose equity is listed on the Nasdaq and which policy has a scope and amount of coverage that is reasonably appropriate for a company of similar characteristics (including the line of business and revenues) as the Company (such D&O Insurance, the “Company D&O Policy”).”

(q)    Effective as of the Effective Date, Section 7.15(a)(ii) of the BCA is hereby amended and restated in its entirety as follows:

“(ii)    the Sponsor SPAC Share Conversion and the Other Class B Holder SPAC Share Conversion shall each be treated as a ”reorganization“ within the meaning of Section 368(a)(1)(E) of the Code and the Treasury Regulations thereunder;”

(r)    Effective as of the Effective Date, Section 7.15(a)(vii) of the BCA is hereby amended and restated in its entirety as follows:

“(vii)    the surrender and forfeiture of SPAC Class A Shares, SPAC Class B Shares and SPAC Private Warrants by certain holders of SPAC Class A Shares, SPAC Class B Shares and SPAC Private Warrants pursuant to SECTION 2.01(b) shall be treated as a contribution to capital by such holders of SPAC Class A Shares, SPAC Class B Shares and SPAC Private Warrants to SPAC with respect to which no shares are issued;”

(s)    Effective as of the Effective Date, a new Section 7.15(a)(ix) is hereby added to the BCA as follows:

“(xi)    the surrender and forfeiture of Post-Closing Forfeiture Shares, if any, by the Sponsor and the other parties to the Sponsor Agreement (other than SPAC) pursuant to SECTION 2.04(a) shall be treated as a contribution to capital by such holders of Post-Closing Forfeiture Shares to SPAC with respect to which no shares are issued.”

(t)    Effective as of the Effective Date, the second sentence of Section 7.15(a) of the BCA is hereby amended and restated in its entirety as follows:

“The parties intend that this Agreement constitute and hereby adopt this Agreement as a “plan of reorganization” with respect to the Domestication, the Sponsor SPAC Share Conversion and the Other Class B Holder SPAC Share Conversion for purposes of Sections 354, 361 and the 368 of the Code and within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a).”

(u)    Effective as of the Effective Date, Section 7.15(c) of the BCA is hereby amended and restated in its entirety as follows:

“(c)    SPAC shall (and shall cause its respective affiliates to) provide to the pre-Closing holders of SPAC Common Stock and SPAC Warrants all information reasonably necessary to compute any income of any such holder (or its direct or indirect owners) arising (a) if applicable, as a result of SPAC’s status as a “passive foreign investment company” within the meaning of Section 1297(a) of the Code or a “controlled foreign corporation” within the meaning of Section 957(a) of the Code for any taxable period beginning on or prior to the Closing, including timely providing (i) a PFIC Annual Information Statement to enable such holders to make a “Qualifying Electing Fund” election under Section 1295 of the Code for such taxable period, and (ii) information to enable applicable holders to report their allocable share of “subpart F” income under Section 951 of the Code and “global intangible low-taxed income” under Section 951A of the Code for such taxable period, and (b) under Section 367(b) of the Code and the Treasury Regulations thereunder as a result of the Domestication, the Sponsor SPAC Share Conversion and the Other Class B Holder SPAC Share Conversion. The parties agree to treat the taxable year of SPAC as ending on the date that the Domestication is consummated for U.S. federal income tax purposes.”

(v)    Effective as of the Effective Date, Section 7.16(a)(ii) of the BCA is hereby amended and restated in its entirely as follows:

“(ii)     five director nominees to be chosen by the Company (at least three of whom shall also meet the requirements for service on the audit committee of SPAC following Closing under the Exchange Act, Nasdaq rules and SOX).”

(w)    Effective as of the Effective Date, the first sentence of Section 7.20 of the BCA is hereby amended and restated in its entirely as follows:

“SPAC agrees that during the Interim Period, it will continue to extend its deadline to consummate its initial Business Combination for three (3) monthly periods after January 22, 2024 (until April 22, 2024) (the “Automatic Extension Deadline”) in accordance with SPAC’s Organizational Documents, as amended, and the Trust Agreement (the “Automatic Extensions” and together with any Charter Amendment Extensions, “Extensions”), and will pay the amounts required to be deposited into the Trust Account in accordance with the terms of SPAC’s Organizational Documents.”

(x)    Effective as of the Effective Date, Section 8.01(h) of the BCA is hereby amended and restated in its entirety as follows:

“(h)    [Reserved].”

(y)    Effective as of the Effective Date, Section 9.01(b) of the BCA is hereby amended and restated in its entirety as follows:

“(b)    by either SPAC or the Company if the Closing shall not have occurred prior to April 22, 2024 (the “Outside Date”); provided, however, that this Agreement may not be terminated under this SECTION 9.01(b) by or on behalf of any such party that is in breach or violation of any covenant or agreement contained in this Agreement and such breach or violation is the principal cause of the failure of a condition set forth in ARTICLE VIII on or prior to the Outside Date; or”

(z)    Effective as of the Effective Date, Section 9.03 of the BCA is hereby amended and restated in its entirety as follows:

“SECTION 9.03    Expenses. Except as set forth in this SECTION 9.03 or elsewhere in this Agreement, all expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expenses; provided that if the Closing shall occur, SPAC or OpCo shall, in the following order, (i) pay or cause to be paid all accrued Sunergy Transaction Expenses and, only up to a maximum of $8,000,000, SPAC Transaction Expenses (including, in each case, any expenses related to the Private Placements and any other financing in connection with the Transactions) that are unpaid as of immediately prior to the Closing (collectively, the “Unpaid Expenses”), and (ii) retain all remaining amounts (if any) from the Aggregate Transaction Proceeds on the balance sheet of OpCo and/or the Company. For all SPAC Transaction Expenses of any kind above $8,000,000, SPAC must pay such expenses in full prior to Closing so that neither SPAC nor OpCo has any liability for such expenses after Closing. Sponsor and SPAC agree that, prior to or as of the Closing, Sponsor shall contribute those certain promissory notes, dated as of April 27, 2021 and October 17, 2023 (which promissory note amended and restated that certain promissory note dated as of April 5, 2023), by and between Sponsor and SPAC, to SPAC as a contribution to the capital of SPAC and all amounts due thereunder shall be cancelled and not included as SPAC Transaction Expenses.”

(aa)    Effective as of the Effective Date, Exhibit F of the BCA will be replaced by Exhibit C attached hereto, Exhibit H of the BCA will be replaced by Exhibit D attached hereto and Exhibit A of the BCA will be replaced with Exhibit E attached hereto.

2.    Miscellaneous. This Amendment shall be construed and interpreted in a manner consistent with the provisions of the BCA. The provisions set forth in Sections 9.05 (Waiver), 10.04 (Severability), 10.06 (Parties in Interest), 10.07 (Governing Law), 10.08 (Waiver of Jury Trial), 10.10 (Counterparts), 10.11 (Specific Performance) and 10.12 (No Recourse) of the BCA, as in effect as of the date hereof, are hereby incorporated by reference into, and shall be deemed to apply to, this Amendment, mutatis mutandis.

IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the Effective Date.

SPAC:

ESGEN ACQUISITION CORPORATION

By:	/s/ Andrea Bernatova
Name:	Andrea Bernatova
Title:	Chief Executive Officer

SIGNATURE PAGE TO AMENDMENT NO. 1 TO

BUSINESS COMBINATION AGREEMENT

COMPANY:

SUNERGY RENEWABLES, LLC

By:	/s/ Tim Bridgewater
Name:	Tim Bridgewater
Title:	CEO/CFO

SIGNATURE PAGE TO AMENDMENT NO. 1 TO

BUSINESS COMBINATION AGREEMENT

Exhibit A

EXHIBIT J

Form of Amendment No. 2 to the Sponsor Agreement

[Omitted]

Exhibit B

EXHIBIT C

Form of Initial Subscription Agreement

[Omitted]

Exhibit C

EXHIBIT F

Form of SPAC Certificate of Incorporation

[Omitted]

Exhibit D

EXHIBIT H

Form of OpCo A&R LLC Agreement

[Omitted]

Exhibit E

EXHIBIT A

Form of Amended and Restated Registration Rights Agreement

[Omitted]